Exhibit 99.1

InterCure Provides an Update Regarding Nir Oz Facility

NEW YORK, and HERZLIYA, Israel — February 13, 2024 — InterCure Ltd. (NASDAQ: INCR) (TASE: INCR) (dba Canndoc) (“InterCure” or the “Company”), the leading medical cannabis company in Israel and outside of North America, reports today that, further to the Company’s press release issued on October 17, 2023, in which the Company provided an update regarding the status of the security situation in Israel, and its impact on the Company and its employees, the Company is providing an additional update regarding the status of its facility in Kibbutz Nir Oz (the “Southern Israel Site”).

Since October 7,2023, war situation was declared by the Israeli government. As of this date, there is limited access to the Southern Israel Site, and parts of the site are being used by the Israel Defense Forces (the “IDF”), including, among others, the IDF’s medical corps.

The Company has begun the process of restoring the Southern Israel Site, and the restoring efforts are advancing according to its plans. In addition, the Company is working diligently with the Israeli authorities to obtain full compensation for the damages caused by the terrorist attack and the war in Gaza. The Company believes, with high certainty, that it will be entitled for compensation from the Israeli Governmental authorities for all direct and indirect damages suffered, as stated in the Company’s press release issued on October 17, 2023.

With the leadership position in the medical cannabis market and years of operations with the community of Kibbutz Nir-Oz, the Company is committed to restore and further develop the Southern Israel Site. The Company is also committed to support patients’ communities especially, patients living in affected and evacuated areas, casualties and IDF veterans. Bringing relief is our mission statement.

Intercure is thankful to its managers and employees for their commitment and to its strategic partners in Israel and worldwide who stand with us in this war time.

The Company intends to file preliminary results for the second half of 2023 and for its full year of 2023 through the beginning of March, and to file its full financial results for 2023 during April 2024.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: http://www.intercure.co.

Forward-Looking Statements

This press release may contain forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to the security events in Israel, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s success of its global expansion plans, its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans, expansion strategy to major markets worldwide, the impact of the COVID-19 pandemic, the impact of the war in Israel and the war in Ukraine and the conditions of the markets generally. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” in InterCure’s Annual Information Form dated March 31, 2023, which is available on SEDAR at www.sedar.com, and under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form 20-F, filed with the Securities Exchange Commission on May 1, 2023. InterCure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co